December 18, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Re:	Locust Walk Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 3, 2020

CIK No. 0001828522

Ladies and Gentlemen:

On behalf of Locust Walk Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated November 30, 2020 relating to the draft registration statement on Form S-1 of the Company confidentially submitted to Commission on November 3, 2020. We are concurrently filing via EDGAR a live registration statement on Form S-1 (the “Live Form S-1”).

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Draft Registration Statement on Form S-1 Submitted November 3, 2020

Dilution, page 64

1.	Please revise your dilution disclosure to include the dilution to investors in this offering assuming the underwriters’ over-allotment option is exercised in full.

The Company acknowledges the Staff’s comment and has included on pages 65 and 66 dilution information assuming the underwriters’ over-allotment option is exercised in full.

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If you have any questions regarding this letter, please contact Mark E. Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Chris Ehrlich
Chris Ehrlich Chief Executive Officer Locust Walk Acquisition Corp.

cc:	Mark E. Rosenstein, Esquire
Ledgewood, PC

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